List of Significant Subsidiaries of The Fairchild Corporation


           Fairchild Communications Services, Inc.
           Fairchild Communications Services Company [Partnership] Fairchild Data Corporation
           Fairchild Industries, Inc.
           RHI Holdings, Inc.
           VSI Corporation